

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 6, 2015

David Allen
Chief Financial Officer
WPCS International, Inc.
521 Railroad Avenue
Suisun City, CA 94585

> **Re: WPCS International, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2015**
> **File No. 333-207205**

Dear Mr. Allen:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comments, we may have additional comments.

Exhibit 5.1

1.   We note in your legality opinion counsel states that they are "assuming a sufficient number of authorized but unissued shares of Common Stock is available for such issuance." We believe that "a sufficient number of authorized but unissued shares" is one of the material facts underlying the opinion and assumptions that are overly broad are inappropriate. Please ask your counsel to explain and support supplementally the assumption referenced above or delete it from its opinion everywhere that it appears. For guidance, please refer to Section II.B.1.a and Section II.B.3.a of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

David Allen
WPCS International, Inc.
October 6, 2015
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Robert S. Matlin, Esq.
       K&L Gates